Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporation by reference in this registration statement on Form S-3 for the registration of approximately $100,000,000 of common stock and preferred stock of Supertel Hospitality, Inc. of our report dated July 6, 2007 relating to the combined balance sheet of HLC 1 Properties, LP, HLC Atlanta Properties, LP, HLC Kissimmee Properties, LP, HLC Main Gate Properties, LP, HLC Tampa Properties, LP, MEI 1 Properties, LP, MEI 2 Properties, LP, HLC ATLTU Properties, LLC, HLC ORLID Properties, LLC and RCL Properties, LLP as of December 31, 2006, and the related combined statements of operations, owners’ equity, and cash flows for the year then ended. We also consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Hancock Askew & Co. LLP

Hancock Askew & Co. LLP
Savannah, Georgia
November 12, 2007